Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158
October 10, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attn: Ms. Ashley Vroman-Lee, Esq.

Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. Vroman-Lee:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X U.S. Natural Gas ETF (the “Fund”) included in Post-Effective Amendment No. 829, (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to your oral comments provided on September 9, 2025 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 4, 2025, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

PROSPECTUS– FEES AND EXPENSES

1.     Comment: In the third sentence of the paragraph labeled “Example,” please indicate that the below example reflects the fees you would pay if you held or sold all of your Shares at the end of the indicated time periods.
Response: The Registrant has updated the applicable disclosure as follows:
The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your Shares at the end of those periods.
PROSPECTUS – PRINCIPAL INVESTMENT STRATEGIES

2.     Comment: In correspondence, please explain what the Registrant means by value-chain. Please also consider whether a more informative phrase could be substituted in the disclosure.

5284990v.3

U.S. Securities and Exchange Commission
Attention: Ms. Ashley Vroman-Lee, Esq.
October 10, 2025

Response: The Registrant notes that value chain refers to the linkage of upstream and midstream activities as they relate to the exploration, production, initial processing, and eventual transportation and/or storage and distribution of Natural Gas and Natural Gas Liquids. The term “value chain” is commonly used in disclosure by other funds with an investment focus related to natural resource development, and the Registrant believes its use is helpful for investors to understand the Fund’s investment strategy. Therefore, the Registrant declines to remove or replace the term from its disclosure. However, for additional clarity, the Registrant has inserted the following sentence as the second sentence in the third paragraph of the section:
The Natural Gas and NGL value-chain refers to the various successive stages (“upstream” and “midstream” (each as defined below) in the case of the Underlying Index’s investment focus) involved in locating and developing Natural Gas and NGL, ultimately for distribution and sale.
3.     Comment: In the fourth paragraph on Page 2, please disclose when the Underlying Index would be temporarily illiquid or unavailable as a result of legal restrictions.

Response: The Registrant respectfully acknowledges the Staff’s comment and has copied the indicated sentence below for ease of reference:
“However, the Fund may utilize a representative sampling strategy with respect to the Underlying Index when a replication strategy might be detrimental or disadvantageous to shareholders, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity securities to replicate the Underlying Index, in instances in which a security in the Underlying Index becomes temporarily illiquid, unavailable or less liquid, or as a result of legal restrictions or limitations (such as tax diversification requirements) that apply to the Fund but not the Underlying Index.”
The Staff’s comment relates to two distinct circumstances under which the Fund may use a representative sampling strategy: (i) where a security in the Underlying Index becomes temporarily illiquid, unavailable or less liquid, or (ii) as a result of legal restrictions or limitations (such as tax diversification requirements) that apply to the Fund but not the Underlying Index. With respect to a security in the Underlying Index becoming “temporarily illiquid, unavailable or less liquid,” the Registrant believes that the concept of liquidity is commonly understood by investors and does not require further clarification. With respect to “legal restrictions or limitations,” the Registrant believes the reference to “tax diversification requirements” is an adequate example of a legal restriction or limitation that could apply to the Fund but not the Underlying Index. The Registrant further submits that the Fund’s description of the circumstances where it may use a representative sampling strategy is consistent with industry practice. Therefore, the Registrant respectfully declines to revise its disclosure as it believes the current disclosure adequately describes the circumstances in which it may use a representative sampling strategy.

5284990v.3

U.S. Securities and Exchange Commission
Attention: Ms. Ashley Vroman-Lee, Esq.
October 10, 2025

4.     Comment: The Staff notes that the Fund has alphabetized risks, and that, per previous guidance from the Staff, principal risks should be presented in order of importance.

Response: The Registrant acknowledges the Staff’s views on disclosure presentation. The Registrant respectfully believes, however, that the current placement of the risk disclosures is consistent with, and sufficiently responsive to, the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time.
5.     Comment: The Staff notes that the disclosure related to Item 9 of the instructions to Form N-1A does not comply with those instructions.

Response: The Registrant notes that, in accordance with the requirements of Item 9 of Form N-1A, the section titled “ADDITIONAL INFORMATION ABOUT THE FUND” currently discloses that the Fund’s investment objective is to track its Underlying Index; that the objective is non-fundamental; and that the Adviser anticipates that the Fund will generally hold all of the securities that comprise the Underlying Index in proportion to their weightings in the Underlying Index but that under various circumstances, the Fund may purchase a sample of securities, and explains those circumstances and what that strategy entails. The Registrant, however, has amended the disclosure to add the following sentence to last paragraph under the section:
The Fund concentrates its investments (i.e., holds 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that its Underlying Index is concentrated.
STATEMENT OF ADDITIONAL INFORMATION (“SAI”) – DESCRIPTION OF SHARES
6.     Comment: In the last full paragraph of Page 30 of the indicated section, the Registrant states that shareholders of the Trust may take derivative action. Please add disclosure to the prospectus indicating that the provisions in this paragraph do not apply to claims arising under federal securities laws.

Response: The Registrant has amended the disclosure on page 30 of the Statement of Additional Information as follows:
The Declaration provides that a shareholder of the Trust may bring a derivative action on behalf of the Trust only if the following conditions are met: (i) the shareholder was a shareholder at the time of the action complained of; (ii) the shareholder was a shareholder at the time demand is made; (iii) the shareholder must make demand to the Trustees before commencing a derivative action on behalf of the Trust; (iv) any shareholders that hold at least 10% of the outstanding shares of the Trust (or 10% of the outstanding shares of the series or class to which such action relates) must join in the request for the Trustees to commence such action; and (v) the Trustees must be afforded a reasonable amount

5284990v.3

U.S. Securities and Exchange Commission
Attention: Ms. Ashley Vroman-Lee, Esq.
October 10, 2025

of time to consider such shareholder request and to investigate the basis of such claim. The Declaration also provides that no person, other than the Trustees, who is not a shareholder of a particular series or class shall be entitled to bring any derivative action, suit or other proceeding on behalf of or with respect to such series or class. The Trustees will be entitled to retain counsel or other advisers in considering the merits of the request and will require an undertaking by the shareholders making such request to reimburse the Trust for the expense of any such advisers in the event that the Trustees determine not to bring such action.
Notwithstanding the foregoing, any limitations on a shareholder’s right to bring an action do not apply to claims arising under the federal securities laws to the extent that any such federal securities laws, rules, or regulations do not permit such limitations.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,

                    /s/ Jasmin Ali
                    Jasmin Ali
                    General Counsel

5284990v.3